November 13, 2009

Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE: Infinity Property and Casualty Corporation (“The Company”)

Form 10-K for Fiscal Year Ended December 31, 2008

Filed February 27, 2009

FILE NO. 000-50167

Mr. Rosenberg,

This letter responds to your letter dated November 2, 2009 relating to comments of the staff of the Securities and Exchange Commission in connection with the above-referenced submissions.

As requested, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In response to the SEC’s one comment included in the above-referenced submissions, please note below the “SEC COMMENT” / “COMPANY RESPONSE” format.

Form 10-K for the fiscal year ended December 31, 2008

1.	SEC COMMENT: It appears that in 2008 you have significantly revised your provision for losses of insured events of prior years. Please provide the following to explain the reasons for your change in estimate for your loss and LAE incurred:

a.	Identify and describe in reasonable specificity the nature and extent of a) new events that occurred or b) additional experience/information obtained since the last reporting date that led to the change in estimate.

b.	Ensure your disclosure clarifies the timing of the change in estimate such as why recognition occurred in 2008 and why recognition in earlier periods was not required.

COMPANY RESPONSE:

In 2008, Infinity benefited from favorable loss and loss adjustment expenses (“LAE”) reserve development from prior accident years of $29.4 million, or approximately 5.0% of the loss and LAE reserves at December 31, 2007. The primary reason for the favorable development was recognition in the loss and LAE reserve estimates in 2008 (and into 2009) of changes in claim adjusting practices begun in recent years, which focused on reducing expense costs along with more timely settlement of indemnity claims.

Insurance reserves, or unpaid losses and LAE, are management’s best estimate of (i) the ultimate amounts that will be paid for all claims that have been reported up to the date of the current accounting period but that have not yet been paid, (ii) an estimate of claims that have occurred but have not yet been reported to the Company (“incurred but not reported” or “IBNR”), and (iii) unpaid claim settlement expenses.

IBNR reserves are established for the quarter and year-end based on a quarterly reserve analysis by the Company’s actuarial staff. Various standard actuarial tests are applied to subsets of the business at a state, product and coverage basis. Included in the analyses are the following:

•	Paid and incurred extrapolation methods utilizing paid and incurred loss development to predict ultimate losses;

•

Paid and incurred frequency and severity methods utilizing paid and incurred claims count development and paid and incurred development to predict ultimate average frequency (i.e. claims count per auto insured) or ultimate average severity (cost of claim per claim); and

•	Paid and incurred Bornhuetter-Ferguson methods adding expected development to actual paid or incurred experience to project ultimate losses.

For each subset of the business evaluated, each test generates a point estimate based on development factors applied to known paid and incurred claims and claim counts to estimate ultimate paid claims and claim counts. Selections of factors are based on historical loss development patterns with adjustment based on professional actuarial judgment where anticipated development patterns vary from those seen historically. This estimation of IBNR requires selection of hundreds of such factors. A single point estimate for the subset being evaluated is then selected from the results of various tests, based on a combination of simple averages of the point estimates of the various tests and selections based on professional actuarial judgment. During recent years, paid methods have been less reliable as a result of changes in settlement practices, so Infinity has more heavily relied on incurred methods.

Estimating the liability for unpaid losses and LAE is inherently judgmental and is influenced by factors that are subject to significant variation. Infinity estimates liabilities for the costs of losses and LAE for both reported and unreported (IBNR) claims based on historical trends in the following areas adjusted for deviations in such trends:

•	Claims settlement and payment practices;

•	Business mix;

•	Coverage limits and deductibles;

•	Inflation trends in auto repair and medical costs; and

•	Legal and regulatory trends affecting claims settlements.

Where deviations from historical trends in these key areas exist, when possible, quantitative and qualitative modifications to, or selections of, such factors are made to reflect such deviations. In recent years, Infinity has made two significant changes to the Company’s approach to settling claims which have brought about deviations from historical patterns.

First, the Company changed its approach to handling claims in litigation. Historically, the majority of litigation claims were handled in the Company’s field offices utilizing third-party outside legal counsel. In 2006 and 2007, the Company chose to more extensively utilize in-house legal counsel, which has proven to be less expensive than outside counsel. This change in approach brought about a gradual reduction in legal costs, which began to lower LAE. During 2006 and 2007 the reduction in paid LAE was gradual, with little effect on historical LAE patterns, resulting in slight decreases in development patterns, and consequentially, modest releases of LAE redundancy. However, by the end of 2008, the development patterns fell by anywhere from 8% to 13%, depending on the development period, from the level of the 2007 year end analysis, resulting in a more substantial release of LAE redundancy. A further reduction in development patterns is occurring in 2009, which is resulting in additional favorable development in this year.

Second, beginning in 2006, the claims department began placing greater emphasis on settling undisputed claims in a reduced number of days after the loss date. A more timely settlement of such claims, also referred to as increased “tempo” of claims settlement, was expected to reduce the company’s claim expenses, especially in the cost of rental car coverage, and improve the customer’s experience, which would improve retention where the claimant is also the insured. These changes in settlement practice resulted in increased claim payments for development periods in which the change took place. It was not apparent in either the 2006 or 2007 loss reserve estimation process whether the increase in claim payments was from deteriorating underwriting results, which could lead to additional loss development, or from the increase in tempo, which would not necessarily lead to further loss development. As a result, no adjustments were initially made to historical development patterns to reflect the increase in claims payments. However, after an increase in development patterns in 2006 and 2007, the 2008 historical patterns declined, which management concluded at that time was a result of the increase in tempo. Therefore, beginning in the first quarter of 2008 but more so in 2009, the Company recognized in its reserve analysis the lower and now stable development patterns emerging as a result of the change in tempo. Such recognition resulted in the favorable development in the period.

The Company proposes to amend its disclosure in Note 11 Insurance Reserves to include information similar to the following in future filings to the extent it remains relevant or until different trends emerge (revisions to the Company’s existing disclosure are in bold):

Note 11 Insurance Reserves

Infinity’s insurance reserves consist of business produced directly by its wholly-owned insurance subsidiaries, the Assumed Agency Business and two other unaffiliated insurance companies.

Incurred but not reported (“IBNR”) reserves for the direct and Assumed Agency Business are established for the quarter and year-end based on a quarterly reserve analysis by the Company’s actuarial staff. Various standard actuarial tests are applied to subsets of the business at a state, product and coverage basis. Included in the analyses are the following:

•	Paid and incurred extrapolation methods utilizing paid and incurred loss development to predict ultimate losses;

•

Paid and incurred frequency and severity methods utilizing paid and incurred claims count development and paid and incurred development to predict ultimate average frequency (i.e. claims count per auto insured) or ultimate average severity (cost of claim per claim); and

•	Paid and incurred Bornhuetter-Ferguson methods adding expected development to actual paid or incurred experience to project ultimate losses.

For each subset of the business evaluated, each test generates a point estimate based on development factors applied to known paid and incurred claims and claim counts to estimate ultimate paid claims and claim counts. Selections of factors are based on historical loss development patterns with adjustment based on professional actuarial judgment where anticipated development patterns vary from those seen historically. Deviations from historical loss development patterns may occur due to changes in items such as claims settlement and payment practices, business mix, coverage limits and deductibles, inflation trends in auto repair and medical costs and legal and regulatory trends affecting claims settlements. This estimation of IBNR requires selection of hundreds of such factors. A single point estimate for the subset being evaluated is then selected from the results of various tests, based on a combination of simple averages of the point estimates of the various tests and selections based on professional actuarial judgment. During recent years, paid methods have been less reliable as a result of changes in settlement practices, so Infinity has more heavily relied on incurred methods.

The following table provides an analysis of changes in the liability for losses and LAE, net of reinsurance (and grossed up), over the past three years (in thousands):

	2008	2007	2006
Balance at Beginning of Period
Unpaid losses on known claims	$225,415	$231,029	$262,626
IBNR losses	186,402	167,965	181,340
LAE	206,592	197,035	181,904

Total unpaid losses and LAE	618,409	596,029	625,870
Reinsurance recoverables	(28,219)	(27,579)	(15,421)

Unpaid losses and LAE, net of reinsurance recoverables	590,190	568,450	610,449

Current Activity
Loss and LAE incurred:
Current accident year	677,782	740,769	666,335
Prior accident years	(29,372)	(13,485)	(31,200)

Total loss and LAE incurred	648,410	727,284	635,135

Loss and LAE payments:
Current accident year	(391,935)	(430,274)	(370,466)
Prior accident years	(322,424)	(275,270)	(306,668)

Total loss and LAE payments	(714,359)	(705,544)	(677,134)

Balance at End of Period
Unpaid losses and LAE, net of reinsurance recoverables	524,241	590,190	568,450
Add back reinsurance recoverables	20,516	28,219	27,579

Total unpaid losses and LAE	$544,756	$618,409	$596,029

Unpaid losses on known claims	$179,530	$225,415	$231,029
IBNR losses	196,891	186,402	167,965
LAE	168,335	206,592	197,035

Total unpaid losses and LAE	$544,756	$618,409	$596,029

During calendar year 2008, Infinity experienced $29.4 million of favorable reserve development, primarily from LAE reserves relating to liability coverages in the California, Florida and Pennsylvania nonstandard programs due to changes in claims adjusting practices beginning in 2006 for which the effect on LAE payment patterns was not fully recognized until 2008. In addition, there was favorable development on liability coverages of the Assumed Agency Business. During calendar year 2007, Infinity experienced $13.5 million of favorable reserve development, primarily from favorable development on prior accident period loss reserves as well as a reduction in LAE estimates on bodily injury coverages in both California and Florida. During calendar year 2006, Infinity experienced $31.2 million of favorable reserve development. This development came primarily from a reduction in ultimate estimates for average claim severities from accident years 2003-2005 in physical damage and bodily injury coverages. For those years, estimates for ultimate claim frequencies increased slightly.

Please contact me if you have any further questions or comments.

Sincerely,

/s/ ROGER SMITH

Roger Smith

Executive Vice President, Chief Financial Officer and Treasurer